OPERATING AGREEMENT

BLISS BEVERAGES LLC

A FLORIDA LIMITED LIABILITY COMPANY

June 1, 2019



GRANADOS | DAVEY, LLP
240 Crandon Blvd, Suite 263, Key Biscayne, FL 33149 | (o) 305.639.8293 | (f) 305.967.7452 | www.granadosdavey.com

TABLE OF CONTENTS

ARTICLE XVI

ARTICLE XVII

OPERATING AGREEMENT
OF
BLISS BEVERAGES LLC
(a Florida limited liability company)

THIS OPERATING AGREEMENT ("Agreement") of BLISS BEVERAGES LLC, a Florida limited liability company ("Company") is entered into this 1st day of June 2019, by the members of the Company ("Members") executing the below Initial Subscription Certificate to form a limited liability company under the laws of the State of Florida for the purposes set forth herein, and to set forth the terms and conditions of the business and affairs of the Company, and determine the rights and obligations of its Members.

NOW, THEREFORE, the Members, intending to be legally bound, hereby agree that the Operating Agreement of the Company shall be as follows:

ARTICLE I
FORMATION

Section 1.1   *Organization.*   The Company has been organized as a Florida limited liability company pursuant to the Act.

Section 1.2   *Agreement, Effect of Inconsistencies with Act.*   The Members agree to the terms and conditions of this Agreement, as they may from time to time be amended, supplemented or restated according to its terms. The Members intend that this Agreement shall be the sole source of the relationship among the parties, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make such provision effective under the Act. If the Act is subsequently amended or interpreted in such a way as to validate a provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. Each Member shall be entitled to rely on the provisions of this Agreement, and no Member shall be liable to the Company or to any other Member for any action or refusal to act taken in good faith reliance on this Agreement.

Section 1.3   *Name.*   The name of the Company shall be as stated in the opening paragraph of this Agreement.

Section 1.4   *Effective Date.*   This Agreement shall become effective upon the date of execution of this Agreement by the last of the Member to sign it, or the date stated above in the opening paragraph. Whichever is earlier in time.

Section 1.5   *Term.*   The Company shall have perpetual existence until it is dissolved, and its affairs wound up in accordance with this Agreement and the Act.

Section 1.6 *Registered Agent and Office*. The Company's initial registered agent for service of process and initial registered office in the State of Florida shall be GRANADOS DAVEY LLP, 240 Crandon Blvd, Suite 263, Key Biscayne, Florida 33149.

Section 1.7 *Principal Place of Business*. The Company's initial principal place of business shall be located at 101 Crandon Blvd, Suite 469, Key Biscayne, Florida 33149. The Board, defined below, may change the location of the Company's principal place of business from time to time. The Board shall make any filing and take any other action required by applicable law in connection with the change and shall give notice to all other Members of the new location of the Company's principal place of business promptly after the change becomes effective. The Board may establish and maintain additional places of business for the Company.

Section 1.8 *Foreign Qualifications*. The Company shall qualify to do business as a foreign limited liability company in each jurisdiction in which the nature of its business requires such qualification.

ARTICLE II
DEFINITIONS

Section 2.1 *General Interpretive Principles*. For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, (i) the terms defined in this section have the meanings assigned to them in this section and include the plural as well as the singular, and the use of any gender in this Agreement shall be deemed to include the other gender; (ii) the word "including" means "including, but not limited to;" and (iii) the headings in this Agreement are for convenience only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of any of the provisions of this Agreement.

Section 2.2 *Defined Terms*. As used in this Agreement, the following terms shall have the following respective meanings (unless otherwise expressly provided):

Act: The Florida Revised Limited Liability Company Act, Chapter 605, Florida Statutes, in its present form or as amended or superseded from time to time.

Additional Capital Contributions: The additional Capital Contributions described in Section 4.3.

Adjusted Basis: The basis for determining gain or loss for federal income tax purposes from the sale or other disposition of property, as defined in Section 1011 of the Code.

Affiliate: When used with reference to any Person, (i) any Person that, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, or owns a greater than ten percent (10%) interest in the specified Person (the term "control" for this purpose, shall mean the ability, whether by the ownership of shares or other equity interest, by contract or otherwise, to elect a majority of the directors of a corporation, independently to select

DS SS DS MM DS DB DS IS

the managing partner of a partnership or a manager of a limited liability company, or otherwise to have the power independently to remove and then select a majority of those Persons exercising governing authority over an entity, and control shall be conclusively presumed in the case of the direct or indirect ownership of fifty percent (50%) or more of the equity interests); and (ii) a parent, sibling or issue of such Person.

Agreement: shall mean this Operating Agreement adopted by the Members for the regulation and management of the affairs of the Company, not inconsistent with applicable laws or the Company's Articles of Organization.

Bankruptcy: With respect to a Person, the occurrence of any of the following: (a) the filing of an application by such Person for, or a consent to, the appointment of a trustee of such Person's assets; (b) the filing by such Person of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Person's inability to pay its debts as they come due; (c) the making by such Person of a general assignment for the benefit of such Person's creditors; (d) the filing by such Person of an answer admitting the material allegations of, or such Person's consenting to, or defaulting in answering a bankruptcy petition filed against such Person in any bankruptcy proceeding; or (e) the expiration of thirty (30) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Person a bankrupt or appointing a trustee of such Person's assets.

Board: As defined in Article VII

Capital Account: The capital account of a Member maintained in accordance with Section 4.4.

Capital Contribution: Any property (including cash) from time to time contributed by a Member to the Company.

Capital Proceeds: The cash proceeds received by the Company from a Capital Transaction (excluding the proceeds of rental or business interruption insurance) which are not used by the Company to pay for the costs and expenses incurred in connection with the Capital Transaction, including, in the case of casualty or condemnation, the costs and expenses of collecting the insurance proceeds or the condemnation award, as the case may be. Capital Proceeds shall include all payments of principal of, and interest on, any promissory note or other obligation received by the Company in connection with a Capital Transaction and shall be increased by any reduction of reserves previously established out of Capital Proceeds.

Capital Transaction: A transaction in which the Company (i) borrows money, (ii) sells, exchanges or otherwise disposes of any part of its property, including a sale or other disposition pursuant to a condemnation, or (iii) receives the proceeds of property damage insurance, or any other transaction that, in accordance with generally accepted accounting principles, is considered capital in nature.

Carrying Value: Carrying Value means, with respect to any asset, the Adjusted Basis of the asset, except as follows:

DS SS DS MM DS DB DS IS

(i) the initial Carrying Value of an asset contributed by a Member to the Company shall be the gross fair market value of the asset, as determined by the Members at the time the asset is contributed;

(ii) The Carrying Values of the Company's assets shall be adjusted to equal their respective gross fair market values, as determined by the Board, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Transferee or Member in exchange for more than the minimum Capital Contribution; (b) the distribution by the Company to a Member or an Transferee of more than the minimum amount of property as consideration for all or part of a Membership Interest or an Transferee's Economic Rights; and (c) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); but adjustments pursuant to clauses (a) and (b) above shall be made only if the Board determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Carrying Value of an asset of the Company distributed to a Member shall be adjusted to equal the gross fair market value of the asset on the date of distribution as determined by the Board; and

(iv) The Carrying Values of the Company's assets shall be increased (or decreased) to reflect any adjustments to the Adjusted Basis of those assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that those adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and Section 5.2(g); but the Carrying Values shall not be adjusted pursuant to this clause (iv) to the extent the Board determines that an adjustment pursuant to clause (ii) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv).

If the Carrying Value of an asset is determined or adjusted pursuant to clauses (i), (ii) or (iv), such Carrying Value shall thereafter be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Profit and Loss.

Code: The Internal Revenue Code of 1986, as in effect and hereafter amended.

Contributed Property: Any property other than cash contributed to the Company as a Capital Contribution.

Custodian: A receiver, trustee, assignee, liquidator or similar official under any Bankruptcy.

Depreciation: For each Fiscal Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year.

Distribution: A transfer by the Company to a Member or a Transferee on account of a Membership Interest pursuant to Section 5.1.

DS SS DS MM DS DB DS IS

Economic Rights: A Transferee's rights to receive allocations of Profits and Losses, Distributions and a return of capital.

Effective Date: As defined in Section 1.4.

Fiscal Year: The fiscal year of the Company, which shall be the calendar year.

Initial Capital Contribution: As defined in Section 4.2.

Loss: As defined in Section 5.2.

Major Decisions: As defined in Section 6.2.

Majority Vote of the Members: A vote by Members holding at least fifty percent (50%) plus 1 of all issued Units.

Manager Default: As defined in Section 11.1.

Manager: As established in Exhibit A, or such other Person subsequently elected in accordance with this Agreement.

Member Rights: The rights, if any, of a Member to receive information, to inspect and audit the books and records and to vote on, consent to, or approve actions of the Company.

Members: All such persons executing an Initial Subscription Agreement, found below ("Initial Members"), or subsequently becoming members per this Agreement.

Membership Interest: With respect to a Member, the Member's entire ownership interest in the Company, including the Member's (i) rights to receive allocations of Profits and Losses, Distributions and a return of capital, (ii) rights to participate in management, if any, and (iii) Member Rights. Membership Interest in the Company shall be designated in units of ownership interest ("Units"). The Company is authorized to issue twenty million (20,000,000) Units.

Net Cash Flow: For any specified period, an amount equal to the sum of (i) all cash revenues received by the Company during the period from any source (including proceeds of rental or business interruption insurance and Capital Proceeds, but excluding funds received as Capital Contributions or Terminating Capital Proceeds and funds received from grants or other subsidies), and (ii) amounts set aside by the Board, as reserves during earlier periods where, and to the extent, the Board determines, during the period that such reserves are no longer reasonably necessary for the efficient conduct of the Company's business, reduced by the sum of (w) cash expenditures by the Company during the period for taxes, salaries, management fees and other costs and expenses in connection with the normal conduct of the Company's business, (x) all payments by the Company during the period of principal of and interest on loans and other obligations of the Company for borrowed money, (y) all cash expenditures by the Company during the period for the acquisition of property, for construction period interest and taxes and for loan fees, whether or not capitalized, and for capital improvements and/or replacements, and (z) such reserves for

 DS SS DS MM DS DB DS IS

maintenance, repairs, replacements, capital improvements, contingent or unforeseen liabilities or obligations and to meet anticipated expenses as the Board, determines during the period are reasonably necessary for the efficient conduct of the Company's business.

Nonrecourse Deductions: As defined in Treasury Regulations Section 1.704-2(b)(1).

Percentage Interest: Percentage of issued Units held by a particular Member.

Person: An individual, corporation, trust, association, unincorporated association, estate, partnership, joint venture, limited liability company or other legal entity, including a governmental entity.

Prime Rate: The prime rate of U.S. money center commercial banks as published in The Wall Street Journal.

Profit: As defined in Section 5.2.

Terminating Capital Proceeds: Capital Proceeds received by the Company from a Terminating Capital Transaction.

Terminating Capital Transaction: A Capital Transaction involving the sale, exchange or other disposition of all or substantially all of the property of the Company.

Transfer and Transferred Membership Interest: A sale, assignment, transfer or other disposition (voluntarily or by operation of law) of, or the granting or creating of a lien, encumbrance or security interest in, a Membership Interest.

Transferee: A person to whom a Membership Interest is transferred in compliance with Article IX.

Treasury Regulations: The permanent and temporary regulations, and all amendments, modifications and supplements thereof, from time to time promulgated by the Department of the Treasury under the Code.

Units: see Membership Interest above.

Unreturned Capital: With respect to each Member, as of any date, an amount (but not less than zero) equal to (i) the aggregate amount of the Member's Capital Contributions pursuant to Article IV made before such date, reduced by (ii) the aggregate amount of Net Cash Flow and Terminating Capital Proceeds distributed to the Member before such date pursuant to Section 5.1(a) and Section 5.1(b).

ARTICLE III
BUSINESS, PURPOSES AND POWERS

DS SS DS MM DS DB DS IS

Section 3.1 *Business and Purposes.* The business and purposes of the Company are to engage in any lawful act or activity which may be carried on by a limited liability company under the Act which the Members may from time to time authorize or approve pursuant to the provisions of this Agreement.

Section 3.2 *Powers.* The Company shall have all powers of a limited liability company under the Act and the power to do all things necessary or convenient to operate its business and accomplish its purposes as described in Section 3.1.

ARTICLE IV
MEMBERS, CAPITAL CONTRIBUTIONS AND FINANCING

Section 4.1 *Identity of Members and Percentage Interests.*

(a) *Members.* The initial Members of the Company shall be as set forth in the Signature Page of this Agreement ("Signature Page"), and registered in the Company's Member Ledger, as amended from time to time.

(b) *Units of Membership Interest* and *Percentage Interests.* The Units of Membership Interest and Percentage Interests of issued Units of the Members shall be as set forth in the Signature Page, and registered in the Company's Member Ledger, as amended from time to time.

Section 4.2 *Initial Capital Contributions.*

(a) *Amounts.* Subject to Section 4.2(c), the Members shall contribute the amounts set forth in the Signature Page as their initial Capital Contribution ("Initial Capital Contribution"). Amounts paid by the Members under this Section 4.2 shall be credited to their respective Capital Accounts when actually paid.

(b) *Contributed Property.* If any portion of a Member's Initial Capital Contribution is Contributed Property: (i) the Member must provide to the Company evidence of title to the Contributed Property and an appraisal of the Contributed Property, and (ii) any determination as to the value of the Contributed Property shall be subject to prior Board approval.

Section 4.3 *Additional Capital Contributions.* If, at any time or from time to time, the Board determines that the Company requires funds in furtherance of the purpose and business of the Company, the Board shall first attempt to borrow any funds needed for Company purposes from third-party lenders on commercially reasonable terms, provided that no Member shall be obligated to guarantee any such borrowing. If the Board is unable to borrow such funds, then, the Manager shall request an Additional Capital Contribution from each Member. Additional Capital Contributions shall be made in accordance with the following procedure:

DS SS DS MM DS DB DS IS

(a) Board shall send a notice ("Contribution Notice") to the Members stipulating in detail (i) the total amount of Additional Capital Contributions required, (ii) the reason the Additional Capital Contribution is required, (iii) each Member's proportionate share of the total Additional Capital Contribution (determined in accordance with this section), and (iv) the date each Member's Additional Capital Contribution is due and payable, which date shall not be less than thirty (30) days after notification. A Member's share of the total Additional Capital Contribution shall be equal to the product obtained by multiplying the Member's Units by the total Additional Capital Contribution required, divided by the total number of issued Units. A Member's share shall be payable in cash, wire transfer, or by certified check.

(b) Each Member shall have the first right, in their sole discretion, to make an Additional Capital Contribution proportional to their Percentage of Membership Interest in the Company; and shall communicate such decision to the Board in writing by no later than fifteen (15) days after receipt of such Contribution Notice.

(c) If the Board is not able to acquire the necessary funds through the process established above, then any of the contributing Members may elect to provide the remaining Capital Contribution Deficit. If more than one contributing Member so elects, the amount corresponding to each shall be divided equally between such contributing Members.

(d) If the Board is not able to acquire the necessary funds through the process established above in subsection (e) the Board shall have the right to sell unissued authorized Units in the Company to raise capital. The admission of additional Members by the Manager selling additional interest in the Company under this subsection, or the acceptance of Additional Capital Contributions from some but not all of the Members under subsection (e) above, shall result in dilution of the of the Percentage Interest of those Members that do not make the Additional Capital Contributions. The number of new Units to be issued ("New Units") shall be equal to the amount of the Capital Contribution Deficit divided by to product of (A) the Company's appraised value[1] divided by (B) the number of issued and outstanding Units. The price for each New Unit shall be (A) the value of the Company as established by an appraisal[2] divided by (B) the number of issued and outstanding Units. The purchaser of the New Units shall pay for all costs associated with the issuance of the New Units.

Section 4.4 *Capital Accounts.*

Each Member's Capital Account shall be maintained in accordance with the following provisions:

---

[1] Determined by an appraisal report ordered by and submitted to the Board by a licensed appraiser with no less than 7 years of experience. The appraised value shall be the highest value obtained using either an Asset-Based, Earning Value or Market Value approach. If the Board has a previous appraisal, which was submitted no more than 6 months prior, the Board may use such appraisal. If not, a new appraisal shall be ordered. The appraisal report shall be sent to all the Members within 5 days of submission. In the case of subsection (e), a non-contributing Member may object to the appraised value within 5 days of receipt, by delivering such objection in writing to the Board, along with proof of an order for a new appraisal by a similarly experienced appraiser. Such second appraisal shall be paid by the objecting non-contributing Member and must be received by the Board within 20 days of receipt of the objection by the Board. The appraised value shall be the average of the highest appraised values obtained in each appraisal report.

DS SS DS MM DS DB DS IS

(a) Each Member's Capital Account shall be credited with the amounts of such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated to the Member pursuant to Article V;

(b) Each Member's Capital Account shall be charged with the amounts of cash and the Carrying Value of any property distributed by the Company to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated to the Member pursuant to Article V;

(c) If all or a portion of a Member's Membership Interest is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Membership Interest; and

This Section and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any charges or credits thereto (including charges or credits relating to liabilities which are secured by contributions or distributed property or which are assumed by the Company or by Members), are computed in order to comply with such Treasury Regulations, the Board may make such modification, but only if it is not likely to have a material effect on the amounts to be distributed to any Member pursuant to Section 5.1 or pursuant to Section 14.3 upon the dissolution of the Company. The Board also shall (i) make any adjustments that may be necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

Section 4.5 *Return of Capital Contributions.* Except as otherwise provided in this Agreement, no Member or Transferee shall be entitled to demand the return of the Member's Capital Account or Capital Contribution at any particular time, except upon dissolution of the Company. Except as otherwise provided in this Agreement, no Member or Transferee shall be entitled at any time to demand or receive property other than cash. Unless otherwise provided by law, no Member or Transferee shall be personally liable for the return or repayment of all or any part of any other Member's Capital Account or Capital Contribution, it being expressly agreed that any such return of capital pursuant to this Agreement shall be made solely from the assets (which shall not include any right of contribution from a Member or Transferee) of the Company.

Section 4.6 *No Third Party Beneficiary Rights.* The provisions of this Article IV are not intended to be for the benefit of any creditor or any other Person (other than a Member in his or her capacity as such) to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the Company or any of the Members; and no such creditor or other Person shall obtain any right under any of such provisions or shall by reason of any of such provisions

DS SS DS MM DS DB DS IS

make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or any of the Members.

ARTICLE V
ALLOCATIONS AND DISTRIBUTIONS

Section 5.1 *Distributions.* The Board may determine in its discretion, on a quarterly or annual basis, or more frequently, the amount of Net Cash Flow and Terminating Capital Proceeds, from time to time, available for distribution, and upon such approval shall distribute such Net Cash Flow among the Members, and shall distribute any Terminating Capital Proceeds as follows:

(a) *Net Cash Flow.* Net Cash Flow shall be applied and distributed among the Members in accordance with the following order of priority:

(1) first, to any Member who provided a Member Loan to pay for the interest due on such Member Loan;

(2) then, to any Member who provided a Member Loan to pay for the principal due on such Member Loan;

(3) next, to the Members, pro rata, in proportion to the balance of their respective Capital Accounts until the Unreturned Capital is reduced to zero;

(4) thereafter, among the Members, pro rata, in proportion to their respective Percentage Interests.

(b) *Terminating Capital Proceeds.* After the payment of all costs and expenses associated with the Terminating Capital Transaction, Terminating Capital Proceeds shall be applied and paid in accordance with the following priority:

(1) to pay any debts or liabilities of the Company other than debts and liabilities (i) incurred in connection with the Terminating Capital Transaction that produces the Terminating Capital Proceeds, and (ii) owed to Members, and then to pay the costs and expenses of winding up and terminating the Company, if applicable

(2) the Terminating Capital Proceeds shall next be applied to establish any reserves which the Board determines to be reasonably necessary to provide for the costs and expenses of winding up and terminating the Company and for any contingent or unforeseen liabilities or obligations of the Company; but at the expiration of such period of time as the Board determines to be advisable, the balance of the reserves remaining after the payment of such contingencies shall be distributed in the manner hereinafter provided in this Section 5.1(b).

(3) Thereafter, Terminating Capital Proceeds shall be applied and distributed among the Members in the following order of priority:

DS SS DS MM DS DB DS IS

a. first, to pay any debts or liabilities of the Company to Members;

b. then, to any Member who provided a Member Loan to pay for the interest due on such Member Loan;

c. then, to any Member who provided a Member Loan to pay for the principal due on such Member Loan;

d. next, to the Members, pro rata, in proportion to the balance of their respective Capital Accounts until the Unreturned Capital is reduced to zero;

e. thereafter, among the Members, pro rata, in proportion to their respective Percentage Interests.

Section 5.2 *Determination of Profits and Losses.* For purposes of this Agreement, the profit ("Profit") or loss ("Loss") of the Company for each Fiscal Year shall be the net income or net loss of the Company for such Fiscal Year as determined for Federal income tax purposes, but computed with the following adjustments:

(a) without regard to any adjustment to basis pursuant to Section 743 of the Code (except as provided in Section 5.2(g));

(b) by including the net gain (after expenses) or net loss (after expenses) realized or incurred by the Company in a Terminating Capital Transaction;

(c) by taking into account items of deduction attributable to any property of the Company;

(d) by including as an item of gross income any tax-exempt income received by the Company;

(e) by treating as a deductible expense any expenditure of the Company described in Section 705(a)(2)(B) of the Code;

(f) by excluding any item of income, gain, loss or deduction which is required to be specially allocated to a Member who contributes property other than cash to the Company as a Capital Contribution pursuant to Section 704(c) of the Code and the Treasury Regulations thereunder;

(g) to the extent an adjustment to the Adjusted Basis of any asset of the Company pursuant to Sections 734(b) or 743(b) of the Code is required by Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the

DS SS DS MM DS DB DS IS

Adjusted Basis of the asset) or loss (if the adjustment decreases the Adjusted Basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profit or Loss; and

(h) after making the special allocations (if any) required by Section 5.10.

Section 5.3 *Allocation of Profits.* The Profit of the Company for each Fiscal Year in which the Company has a Profit shall be allocated among, and credited to the Capital Accounts of, the Members in accordance with the following order of priority:

(a) first, among those Members, if any, whose negative Capital Account balances exceed such Member's Share of Minimum Gain. If the amount of the Profit being allocated is less than the amount necessary to achieve this result, it shall be allocated in the reverse order of that specified for Losses in paragraph (a) of Section 5.4.

(b) second, to those Members, if any, having negative Capital Account balances in the amounts necessary to cause their Capital Account balances to equal zero.

(c) third, to those Members, if any, whose Capital Account balances are less than the amount of their Unreturned Capital in the amounts necessary to cause their Capital Account balances to be equal to their Unreturned Capital. If the amount of the Profit being allocated is less than the amount necessary to achieve this result, it shall first be allocated in such a manner as to cause such Members' Capital Account balances to be in proportion to their Unreturned Capital and the balance shall be allocated in proportion to their Unreturned Capital.

(d) thereafter, to the Members, pro rata, in proportion to their respective Percentage Interests.

Section 5.4. *Allocation of Losses.* The Loss of the Company for each Fiscal Year in which the Company has a Loss shall be allocated among, and charged to the Capital Accounts of, the Members in accordance with the following order of priority:

(a) first, to all Members to the extent that their positive Capital Account balances exceed their Unreturned Capital in the amounts necessary to cause their Capital Account balances to be equal to their Unreturned Capital; if the amount of Losses being allocated is less than the amount necessary to achieve this result, it shall first be allocated in such a manner as to cause the amounts by which Members' Capital Account balances exceed their Unreturned Capital to be in proportion to their Unreturned Capital and the balances shall be allocated in proportion to the Unreturned Capital.

(b) second, to all Members to the extent that they have positive Capital Account balances (after giving effect to the allocations required by Sections 5.4(a)) in the amounts necessary to cause their Capital Account balances to be zero; if the amount of the Loss being allocated is less than the amount necessary to achieve this result, it shall first be allocated in such a manner as to cause the positive balances of Members' Capital Account balances to be in

DS SS DS MM DS DB DS IS

proportion to their Unreturned Capital and the balance shall be allocated in proportion to their Unreturned Capital.

(c) third, to those Members, if any, who have direct or indirect (e.g., a guarantee or an indemnification of another Member who is a guarantor) potential liability to a third-party creditor of the Company until the net cumulative Losses allocated to the Member under this Section 5.4(c) are equal to the amount of such potential liability. If the amount of the Loss being allocated is less than the amount necessary to achieve this, it shall be allocated in the inverse order of the repayment priorities of such liabilities. As to such liabilities of equal priority, the Loss shall be allocated in proportion to such liabilities. No allocation of Losses shall be made pursuant to this Section 5.4(c) with respect to a guarantee or contingent liability, to the extent that a disposition of property for consideration equal to the property's Carrying Value would eliminate the potential liability.

(d) thereafter, to the Members, pro rata, in proportion to their respective Percentage Interests.

Section 5.5 *Order of Application.* Whenever any provision of Section 5.3 or Section 5.4 depends upon the Capital Account of a Member, the Member's Capital Account shall be determined after the operation of all preceding provisions for the Fiscal Year. The allocations and distributions for each Fiscal Year pursuant to Section 5.1, Section 5.3 and Section 5.4 shall be reflected in the Members' Capital Accounts in the following order of priority:

a. first, Distributions of Net Cash Flow pursuant to Section 5.1(a);

b. next, allocations of Profits and Losses (other than Profits and Losses from Capital Transactions) pursuant to Section 5.3 and Section 5.4;

c. next, Distributions of Terminating Capital Proceeds from Terminating Capital Transactions pursuant to Section 5.1(b);

Section 5.6 *Income Tax Elections.* In the event of a Transfer of all or part of a Membership Interest (or of the interest of a partner or a member in a partnership or a limited liability company which is a Member or is a partner or member in a Member) because of death or sale, the Company shall make the election described in Section 754 of the Code.

Section 5.7 *Income Tax Allocations.*

(a) For purposes of Sections 702 and 704 of the Code, or the corresponding sections of any future Federal internal revenue law, or any similar tax law of any state or other jurisdiction, the Company's profits, gains and losses for Federal income tax purposes, and each item of income, gain, loss or deduction entering into the computation thereof, shall be allocated among the Members in the same proportions as the corresponding "book" items are allocated pursuant to this Section, except as otherwise provided in Section 5.11.

DS SS DS MM DS DB DS IS

(b)   If any portion of the Profit from a Terminating Capital Transaction allocated among the Members pursuant to Section 5.7(a) is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain from the sale of the property that gave rise to such Profit (to the extent possible) shall include a proportionate share of the recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the property that give rise to the recapture income.

(c)   For income tax purposes only, the amount of any loans to the Company which are guaranteed by a Member, or an Affiliate of a Member, shall be included in the calculation of said Member's Capital Account for purposes of allocating losses. The inclusion of these amounts, if any, in the Capital Account of said Member shall in no way affect the distribution of cash to the Members as provided for in Section 5.1.

Section 5.8   *Transfers During Fiscal Year.* In the event of the Transfer of all or any part of a Membership Interest (in accordance with the provisions of this Agreement) at any time other than the end of a Fiscal Year, the share of Profit or Loss (in respect of the Membership Interest so Transferred) shall be allocated between the transferor and the transferee in the same ratio as the number of days in the Fiscal Year before and after such Transfer. This Section 5.8 shall not apply to Profit or Loss from Terminating Capital Transactions or to other extraordinary nonrecurring items. Profit and Loss from Terminating Capital Transactions shall be allocated on the basis of the Members' Percentage Interests on the date of closing of the sale and extraordinary or nonrecurring items of gain or loss shall be allocated on the basis of the Members' Percentage Interests on the date the gain is realized or the loss incurred, as the case may be.

Section 5.9   *Amortization and Allocation of Organization Expenses.* The Company shall elect to amortize over a period of sixty (60) calendar months (i) all Organization Expenses in accordance with the provisions of Section 709(b) of the Code, and (ii) all start-up expenses in accordance with the provisions of Section 195 of the Code.

Section 5.10   *Special Allocations to Comply with Section 704 Regulations.*

(a)   *General Rule.* Notwithstanding the provisions of Section 5.3 and Section 5.4, if the allocation of a Loss to a Member for any Fiscal Year pursuant to Section 5.4 would cause or increase a negative balance in the Member's Adjusted Capital Account (as defined in subsection (f)) on the last day of the Fiscal Year which exceeds the sum of the Member's share of Minimum Gain on Nonrecourse Liability (as defined in subsection (g)) and the Member's share of Minimum Gain on Member Nonrecourse Debt (as defined in subsection (h)) as of the last day of the Fiscal Year, then the portion of the Loss that would have such effect shall instead be specially allocated among the Members who have positive balances in their Adjusted Capital Accounts on the last day of the Fiscal Year and the Members who have negative balances in their Adjusted Capital Accounts on the last day of the Fiscal Year which do not exceed the sum of their respective shares, on the last day of the Fiscal Year, of Minimum Gain on Nonrecourse Liability and Minimum Gain on Member Nonrecourse Debt. The Loss to be specially allocated pursuant to the preceding sentence shall be allocated among the Members referred to in the preceding sentence, pro rata, in proportion to their respective Loss Allocation Amounts (as defined in subsection (i)). For purposes of this Section, a Member's share of Minimum Gain on Nonrecourse Liability and

Minimum Gain on Member Nonrecourse Debt shall be determined pursuant to Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and a Member's share of excess nonrecourse liabilities (as described in Treasury Regulations Section 1.752-3(a)(3)) shall be based upon the Member's Percentage Interest.

(b) *Qualified Income Offset.* If, at the end of any Fiscal Year, any one or more of the Members has a negative balance in the Member's Adjusted Capital Account which exceeds the sum of the Member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse Debt at the end of the Fiscal Year, then income and gain for the Fiscal Year (and, if necessary, subsequent Fiscal Years) shall be allocated as quickly as possible among all Members who have such negative balances in their Adjusted Capital Accounts, pro rata, in proportion to their respective Income Allocation Amounts (as defined in subsection (j)) to the extent necessary to reduce the negative balance of each Member's Adjusted Capital Account to an amount equal to the sum of the Member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse Debt as of the end of the Fiscal Year; provided that an allocation pursuant to this Section 5.10(b) shall be made only if and to the extent that such Member would have such a negative balance in the Member's Adjusted Capital Account in excess of the sum of the Member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse Debt after all other allocations provided for in this Article V have been tentatively made as if this Section 5.10(b) were not a part of this Agreement. The allocations referred to in this paragraph shall be interpreted and applied to satisfy the requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3).

(c) *Minimum Gain Chargeback — Nonrecourse Liability.* If there is a net decrease in the Minimum Gain on Nonrecourse Liability (as defined in subsection (g)) during any Fiscal Year, the Members shall be allocated items of income and gain for the Fiscal Year, before any other allocation of Company items described in Code Section 704(b) is made for the Fiscal Year (and, if necessary subsequent Fiscal Years), in the amounts and in the proportions required by Treasury Regulations Sections 1.704-2(f) and 1.704-2(j)(2)(i). The allocations referred to in this paragraph shall be interpreted and applied to satisfy the requirements of Treasury Regulations Section 1.704-2(f).

(d) *Minimum Gain Chargeback — Member Nonrecourse Debt.* If there is a decrease in the Minimum Gain on Member Nonrecourse Debt during a Fiscal Year, then any Member who has a share of the Minimum Gain on Member Nonrecourse Debt at the beginning of the Fiscal Year shall be allocated items of income and gain for the Fiscal Year, before any other allocation of Company items described in Code Section 704(b) is made for the Fiscal Year (and, if necessary, subsequent Fiscal Years), in the amounts and in the proportions required by Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii). The allocations referred to in this paragraph shall be interpreted and applied to satisfy the requirements of Treasury Regulations Section 1.704-2(i)(4).

(e) *Member Nonrecourse Debt Deductions.* Member Nonrecourse Deductions with respect to Member Nonrecourse Debt shall be specially allocated among the Member or Members who bear the economic risk of loss with respect to such Member Nonrecourse Debt in

DS SS DS MM DS DB DS IS

the amounts and in the proportions required by Treasury Regulations Section 1.704-2(i)(1). The allocations referred to in this subsection shall be interpreted and applied to satisfy the requirements of Treasury Regulations Section 1.704-2(i).

(f) *Adjusted Capital Account.* The term "Adjusted Capital Account" shall mean the amount of a Member's Capital Account (determined before the special allocation to be made pursuant to this subsection, but after making all other adjustments to Capital Account for the Fiscal Year with respect to contributions, allocations and distributions), whether positive or negative, reduced by reasonably expected adjustments described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4) and by reasonably expected allocations of loss and deduction described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(5) and reasonably expected distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(6), and increased by the amount of the Member's "risk of loss" (as defined in Treasury Regulations Section 1.752-2(b)) with respect to the recourse liabilities of the Company.

(g) *Minimum Gain on Nonrecourse Liability.* The term "Minimum Gain on Nonrecourse Liability" shall mean the aggregate amount of gain, if any, that would be realized by the Company if, in a taxable transaction, it disposed of all Company property encumbered by Mortgages securing Nonrecourse Liabilities of the Company (as defined in Treasury Regulations Section 1.704-2(b)(3)) in full satisfaction thereof (and for no other consideration). The Members intend that Minimum Gain on Nonrecourse Liability shall be determined in accordance with the provisions of Treasury Regulations Section 1.704-2(d)(1).

(h) *Minimum Gain on Member Nonrecourse Debt.* The term "Minimum Gain on Member Nonrecourse Debt" shall mean the aggregate amount of gain, if any, that would be realized by the Company if, in a taxable transaction, it disposed of all Company property encumbered by Mortgages securing Member Nonrecourse Debt of the Company (i.e., a nonrecourse debt for which one or more of the Members bears the economic risk of loss, and defined in Treasury Regulations Section 1.704-2(b)(4)), in full satisfaction thereof (and for no other consideration). The Members intend that Minimum Gain on Member Nonrecourse Debt shall be determined in accordance with the provisions of Regulations Section 1.704-2(i)(3).

(i) *Loss Allocation Amount.* The term "Loss Allocation Amount" shall mean (i) in the case of a Member who has a positive balance in his or her Adjusted Capital Account, an amount equal to the sum of (x) the positive balance in the Member's Adjusted Capital Account, (y) the Member's share of Minimum Gain on Nonrecourse Liability, and (z) the Member's share of Minimum Gain on Member Nonrecourse Debt, or (ii) in the case of a Member who has a negative balance in his or her Adjusted Capital Account that does not exceed the sum of the Member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse Debt, an amount equal to the excess of (x) the sum of the Member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse Debt, over (y) the balance of the Member's Adjusted Capital Account (treated as a positive number).

(j) *Income Allocation Amount.* The term "Income Allocation Amount" shall mean, in the case of a Member who has a negative balance in his or her Adjusted Capital Account

DS SS DS MM DS DB DS IS

that exceeds the sum of the Member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse Debt, an amount equal to such excess.

(k) *Gross Income Allocation.* Each Member who has a deficit Capital Account at the end of any Fiscal Year that is in excess of the sum of the Member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse Debt shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.10(k) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article V have been made as if Section 5.10(b) and this Section 5.10(k) were not a part of this Agreement.

(l) *Nonrecourse Deductions.* Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Members in accordance with their Percentage Interests.

(m) *Section 754 Adjustments.* In any case where an adjustment to the Adjusted Basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required (pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations 1.704-1(b)(2)(iv)(m)(4)) to be taken into account in determining Capital Accounts because of a distribution to a Member in complete liquidation of the Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated among the Members in accordance with their interests in the Company in the event that (i) Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or (ii) the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(n) *Purpose and Interpretation of Article V.* The allocations set forth in this Article V are intended to allocate Profits and Losses in a manner that has "economic effect equivalence" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(i). Any ambiguities or inconsistencies in the provisions of this Article V relating to the allocations of Profits and Losses shall be resolved in the manner which will accomplish (or will most likely accomplish) the foregoing result.

(o) The amounts of the items of income, gain, loss or deduction of the Company to be specially allocated pursuant to this section shall be determined by applying rules analogous to those set forth in subsections (a) through (h) of Section 5.2, above.

Section 5.11 *Allocations Regarding Contributed Property.*

(a) Each item of taxable income, gain, loss or deduction attributable to any Contributed Property shall be allocated first to the Member who contributed such Contributed Property in the amount required to take into account such Member's share of the difference between the Carrying Value of the Contributed Property and its Adjusted Basis at the time of contribution. In making allocations pursuant to the preceding sentence, the Manager is authorized to apply any method or convention required or permitted by Section 704(c) of the Code and the

DS SS DS MM DS DB DS IS

Treasury Regulations thereunder, but the Board shall select such method or convention as, in its opinion, will take such difference into account to the greatest extent possible through allocations to the Member who contributed such Contributed Property.

(b) Any portion of such items not allocated in accordance with subsection (a) shall be allocated in accordance with Section 5.3 or Section 5.4.

Section 5.12 *Tax Matters Partners; Partnership Representative.*

(a) For any taxable year beginning before January 1, 2018, the Chairman, or a Person designated by the Board, shall act as the "Tax Matters Partner" pursuant to Section 6231(a)(7) of the Code. The Tax Matters Partner will inform the Members of all administrative and judicial proceedings pertaining to the determination of the Company's tax items and will provide the Members with copies of all notices received from the U.S. Internal Revenue Service regarding the commencement of an Company level audit or a proposed adjustment of any of the Company's tax items. The Tax Matters Partner shall not extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item without the approval of the Members holding a majority of the outstanding Units. The Tax Matters Partner shall not bind any Member to a settlement agreement without obtaining the consent of such Members. The Company will reimburse the Tax Matters Partner for reasonable expenses properly incurred while acting within the scope of the Tax Matters Partner's authority.

(b) For any taxable year beginning on or after January 1, 2018, the Chairman or a Person designated by the Board shall act as the "partnership representative" as that term is defined in Code Section 6223(a), as added by the Bipartisan Budget Act of 2015 ("Partnership Representative"), and each Member shall take all actions necessary to cause such Person to be so designated in accordance with any procedures prescribed therefor. The Partnership Representative shall inform each Member of all significant matters that may come to his, her or its attention in its capacity as Partnership Representative by giving notice thereof on or before the fifth day after becoming aware thereof and, within that time, shall forward to each Member copies of all significant written communications he, she or it may receive in that capacity. If an audit results in an imputed underpayment by the Company as determined under Code Section 6225, the Partnership Representative may make the election under Code Section 6226(a) within 45 days after the date of the notice of final partnership adjustment in the manner provided by the Internal Revenue Service. If such an election is made, the Company shall furnish to each Member for the year under audit a statement reflecting the Member's share of the adjusted items as determined in the notice of final partnership adjustment, and each such Member shall take such adjustment into account as required under Code Section 6226(b) and shall be liable for any related interest, penalty, addition to tax, or additional amount. The Company shall reimburse the Partnership Representative for any expenses that the Partnership Representative incurs in connection with his obligations as the Partnership Representative

Section 5.13 *Election to Be Taxed as Partnership.* The Company shall be treated as a partnership for federal and state income tax purposes. The Board may elect for the Company to be treated as a corporation for federal or state income tax purposes.

DS SS DS MM DS DB DS IS

ARTICLE VI
RIGHTS AND DUTIES OF MEMBERS

Section 6.1 *Liability of Members.* No Member shall be obligated to make Capital Contributions to the Company except as provided in Article IV. No Member shall have any personal liability with respect to the liabilities or obligations of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities or obligations of the Company.

Section 6.2 *Major Decisions.* The Board shall submit all Major Decisions to all the Members in writing for their review and decision. Members shall provide a decision with respect to a Major Decision to the Board within ten (10) business days of the date of the last Member to receive of such submission. A Member's failure to respond within ten (10) business days shall be deemed an approval of such Major Decision or Major Decisions. The following decisions ("Major Decisions") require the consent of the number of Members holding a majority of the Membership Interest in the Company:

(a) selling, leasing or otherwise disposing of, or granting a mortgage or deed of trust on, all or any of the Company's property, including the granting of options and rights of first refusal or incurring indebtedness for borrowed money and refinancing existing indebtedness, whether secured or unsecured, for borrowed money

(b) lending money to, or guaranteeing the debts or other obligations of, a Member or any other Person;

(c) making tax elections and other decisions affecting the tax treatment of a Member;

(d) entering into, or amending, a contract between the Company and a Member or an Affiliate of a Member;

(e) acquiring any real property, whether improved or unimproved, or any interest therein;

(f) changing the name of the Company;

(g) alienating in any way all, or substantially all of the Company's assets, or otherwise dissolving, liquidating or winding-up the affairs of the Company;

(h) merging or consolidating the Company with or into any partnership, limited liability company, corporation or other entity;

DS SS DS MM DS DB DS IS

(i) filing for bankruptcy, appointment of a receiver or trustee or making a transfer for the benefit of creditors; or

(j) commencing, settling or dismissing litigation by or against the Company that is not covered by insurance or confessing a judgment against the Company or its assets or any portion thereof; and

Section 6.3 *Limitations on Powers of Members.* Except as expressly authorized by this Agreement, no Member shall, directly or indirectly, (i) resign, retire, dissociate or withdraw from the Company, (ii) dissolve, terminate or liquidate the Company, (iii) petition a court for the dissolution, termination or liquidation of the Company, or (iv) cause any property of the Company to be subject to the authority of any court, trustee or receiver (including suits for partition and bankruptcy, insolvency and similar proceedings).

Section 6.4 *Prohibition Against Partition.* Each Member irrevocably waives any and all rights the Member may have to maintain an action for partition with respect to any property of the Company.

Section 6.5 *Member Voting.* Except as otherwise expressly provided in this Agreement, actions which require Member consent shall be decided by Majority Vote of the Members.

ARTICLE VII
RIGHTS, POWERS AND DUTIES OF BOARD OF MANAGERS

Section 7.1 *Management and Control of Business, Authority of the Board of Managers.* The Company shall be manager-managed and, subject to the provisions of Section 7.2, the business and affairs of the Company shall be managed under the direction of a Board of Manager ("Board"), who may exercise all powers of the Company, by majority vote, and perform or authorize the performance of all lawful acts which are not by the Act or this Agreement directed or required to be exercised or performed by the Members. The Board shall also be responsible for the implementation of Major Decisions approved by the Members. All acts of the Board within the scope of its authority shall bind the Company. The Board may delegate day-to-day duties to appointed Officers of the Company.

Section 7.2 *Limitations on Manager's Authority.* The Board shall not take any action, expend any sum, make any decision or incur any obligation with respect to any Major Decision, unless the Major Decision is approved by the Members.

Section 7.3 *Board of Managers.* The Board shall consist of three (3) managers, serving a one (1) year term. The initial Board shall consist of the Persons identified in Exhibit A. Unanimous consent of the Members, whether interested or not, shall have the power to amend the number of managers that make up the Board, which shall never be less than one, with the manager receiving the most votes being the Chairman of the Board (or "Chairman"). If the Board only consists of one (1) member, a majority of the Members shall elect that manager. If there is more

DS SS DS MM DS DB DS IS

than one member of the Board, cumulative voting shall be utilized. Voting for the Board of Managers shall be made at the annual Member meeting, unless an emergency meeting is held to replace a dismissed manager under Article XI.

Section 7.4 *Budget and Business Plan.* The Board shall prepare and formulate or cause to be prepared and formulated a proposed budget for the Company on a yearly basis ("Approved Budget"). Each Approved Budget shall set forth (a) estimated revenues and a detail of all expenses on a zero base budget basis (including taxes and debt service) on a monthly basis, (b) a description of any anticipated capital expenditures for each quarter of the upcoming year and in the quarter such expenditures are anticipated to be made, and (c) a description of each of reserves, contingencies, sources and applications of funds. The proposed Approved Budget for each Fiscal Year, or part of a Fiscal Year, when prepared by the Board, shall be presented to the Members not less than 60 days before the first day of the Fiscal Year covered by such Approved Budget. The Board shall prepare or cause to be prepared and formulated a proposed annual business plan ("Business Plan"). The proposed Business Plan for each Fiscal Year, or part of a Fiscal Year, shall include, to the extent applicable, a development schedule, design plans and specifications, a sales and marketing plan and such other schedules and plans as are necessary for the development, marketing, leasing, operation, management, sale and other disposition of Property. The proposed Business Plan shall be submitted to the Members not less than 60 days before the first day of the Fiscal Year covered by such Business Plan.

Section 7.5 *Advisory Board.* The Board of Managers may create an advisory board ("Advisory Board"), to provide counsel and advice to the Board of Managers, with such number of members as determined by the Board of Managers from time to time. The Advisory Board will serve in an advisory capacity only and shall have no responsibility or authority with respect to the operations or management of the Company.

Section 7.6 *Intentionally Omitted.*

Section 7.7 *Manager Compensation.* Managers may be compensated, whether monetary or through vesting Units, for services as Manager as authorized in writing by the Members.

Section 7.8 *Signing of Documents.* The Board is authorized, in the name and on behalf of the Company, to sign and deliver all contracts, agreements, leases, notes, mortgages and other documents and instruments which are necessary, appropriate or convenient for the conduct of the Company's day-to-day business and the furtherance of its purposes or which are necessary, appropriate or convenient to carry out the business of the Company.

Section 7.9 *Right to Rely on Authority of the Board.* No Person dealing with the Company shall be required to determine the Board's authority to make any undertaking on behalf of the Company, or to determine any fact or circumstance bearing upon the existence of the Board's authority.

Section 7.10 *Dealing with Related Persons.* Without the prior written consent of the Members, the Board, on behalf of the Company, may not employ a Member, Manager or an

DS SS DS MM DS DB DS IS

Affiliate of a Member or Manager, to render or perform a service; or contract to buy from, or sell property to, any such Member or Affiliate; or otherwise deal with any such Member or Affiliate.

Section 7.11 *Outside Activities.* The Managers shall devote such time and attention to the business and affairs of the Company as may be necessary for the proper performance of duties and the operation and management of the Company. Except as otherwise provided in this Agreement, the Manager, and any Person who is an Affiliate of the Manager, may engage in or hold interests in other business ventures of every kind and description for its or their own account, so long as such business venture is not in direct or indirect competition with the business of the Company, subject to the provisions of Article XVI. Except as provided in Article XVI below, neither the Company nor any of the Members shall have any rights by virtue of this Agreement in such business ventures or to the income or profits derived therefrom.

ARTICLE VIII
BOOKS OF ACCOUNT AND REPORTS, ACCESS TO RECORDS; REPORTING REQUIREMENTS

Section 8.1 *Books and Records.* The Board shall keep, or cause to be kept, at the principal place of business of the Company true and correct books of account, in which shall be entered fully and accurately each and every transaction of the Company. Each Member or his designated agent shall have access at reasonable times on business days at the Company's office to inspect the Company's books of account and all other information concerning the Company required by the Act to be made available to Members; and may make copies at such Member's expense. A Member must give the Company written notice of its desire to exercise rights under the preceding sentence at least five (5) business days in advance. The Company's books shall be kept on the accrual method of accounting in accordance with accepted federal income tax accounting principles, consistently applied, and for a fiscal period which is the calendar year. The Board shall cause to be prepared and distributed to each Member (i) a copy of the annual financial statements of the Company for each Fiscal Year, and (ii) information necessary to complete the Member's federal income tax return within sixty (60) days after the close of each Fiscal Year.

Section 8.2 *Banking.* All funds of the Company shall be deposited in its name in such federally-insured commercial bank or invested in such federally-insured savings and loan account or accounts, in such U.S. Treasury obligations, or in such bank certificates of deposit, as the Board may determine ("Bank Accounts"). All funds of the Company shall only be used for Company purposes as provided in this Agreement and in accordance with the terms hereof.

Section 8.3 *Reporting Requirements.* The Board shall provide each Member with the Company's financial information as follows:

(a) *Operating Statements.* On a quarterly basis a comparison of operations, on a year-to-date basis, reflecting income, cash flow, and operations compared to the Approved Budget and the Business Plan.

DS SS DS MM DS DB DS IS

(b) *Quarterly Financial Statements.* As soon as available, but in any event, within thirty (30) days after the end of each quarter of the Fiscal Year, a balance sheet of the Company, as of the last day of such quarter, and statements of income, retained earnings, and cash flow, for such quarter, all in reasonable detail, setting forth in each case in comparative form to corresponding figures for the corresponding month in the preceding year, each such statement to be certified in a certificate of the Board as accurately presenting the financial position and the results of operations of the Company as of its date and for such quarter and having been prepared in accordance with generally accepted accounting principles consistently applied (subject to year-end audit adjustments).

(c) *Annual Financial Statements.* Annually, as soon as available, but in any event within sixty (60) days after the end of each Fiscal Year, a balance sheet of the Company, as of such last day of the Fiscal Year, and statements of income, retained earnings, and cash flow, for such Fiscal Year, each prepared in accordance with generally accepted accounting principles consistently applied, in reasonable detail, which may be reviewed by a firm of independent certified public accountants satisfactory to the Members, as accurately presenting the financial position and results of operations of the Company for the year ending on its date and as having been prepared in accordance with generally accepted accounting principles.

ARTICLE IX
Transfers of Membership Interests

If at any time a Member proposes to sell, assign, or otherwise dispose of all or any part of his interest in the Company to a bona-fide purchaser, such Member shall first make a written offer to sell such interest to the other Members, in proportion to the Members then current interest, at the same price, with the bona-fide purchaser placing 10% of such price in escrow. If such other Members decline or fail to elect to purchase such interest within thirty (30) days, and if the sale or assignment is consummated, pursuant to the applicable law, the purchaser or assignee shall have no right to participate in the management of the business and affairs of the Company unless admitted under Article X, below. The purchaser or assignee shall only be entitled to receive the share of the profits, losses, or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. If the purchaser is another Member, and the transaction is not expressly approved according to Article X, the voting rights of such new Units held by such Member shall be null until such transfer is expressly approved according to Article X. The rights of an assignee who received their interest by an act of law or judicial decree shall be similarly limited unless the assignee is similarly admitted under Article X.

ARTICLE X
Admission of New or Additional Member

Except as otherwise expressly provided in this Agreement, no additional member, or Transferee shall be admitted to the Company through a transfer of Units or issuance by the Company of new interest in the Company, without the prior majority consent of all the uninterested Members. Such Transferee must also agree in writing to be bound by the provisions of this

DS SS DS MM DS DB DS IS

Agreement. Until such time, the only rights of a Transferee are the Economic Rights allocable to the Transferred Membership Interest.

ARTICLE XI
Manager Default and Remedies

Section 11.1 *Manager Default.* The occurrence of each of the following events shall be deemed a "Manager Default" under this Agreement:

(a) the failure of the Manager to comply with any of the material duties or obligations set forth in this Agreement, which is not remedied within ten (10) days of written notice from the Board or a majority of the Members

(b) any fraudulent, criminal or knowingly wrongful act of the Manager or the breach of the Manager's fiduciary duties;

(c) any negligent act of the Manager;

(d) the voluntary or involuntary filing of bankruptcy proceedings by the Manager;

Section 11.2 *Removal of Manager.* If a Manager Default occurs, as in note cured during a reasonable period, the Members have the right to remove the Manager.

ARTICLE XII
Drag-Along Right

Section 12.1 *Approved Sale.* If the Board approves a Sale (as defined below) of the Company ("Approved Sale") and delivers written notice to the Members, which is duly approved by a Majority Vote of the Members, invoking the provisions of this section regarding an Approved Sale, each Member shall vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as (i) a merger or consolidation, each Member shall waive any dissenters' rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) a sale of Units, each Member shall agree to sell all of its Units and/or rights to acquire Units on the terms and conditions approved by the Board. Each Member shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by the Company. For purposes of this Agreement, Sale means the sale of the Company to an independent third party or group of independent third parties pursuant to which such party or parties acquire (i) Units in the Company possessing a majority of the voting power (whether by merger, recapitalization, reorganization, consolidation, sale, or transfer of the Company's equity interests) or (ii) more than 50% of the Company's assets in one transaction or series of related transactions determined on a consolidated basis.

DS SS DS MM DS DB DS IS

Section 12.2. *Conditions of Approved Sale*. The obligations of the Members with respect to the Approved Sale of the Company are subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Sale, each Member holding Units shall receive the consideration as set forth in Section 12.3 below; and (ii) if any Members holding Units are given an option as to the form and amount of consideration to be received, each Member holding such Units shall be given the same option.

Section 12.3. *Consideration*. In the event of a sale or exchange by the Members holding all or substantially all of the Units (whether by sale, merger, recapitalization, reorganization, consolidation, combination or otherwise), each Member shall receive in exchange for the Units held by such Member the same portion of the aggregate consideration from such sale or exchange that such Member would have received if such aggregate consideration had been distributed by the Company in complete liquidation. Each Member shall take all necessary or desirable actions in connection with the distribution of the aggregate consideration from such sale or exchange as requested by the Company.

ARTICLE XIII
Intentionally Omitted

ARTICLE XIV
Dissolution of Company

Section 14.1 *Events Causing Dissolution.* The Company shall be dissolved, and its affairs wound up upon the occurrence of any of the following events:

(a) the sale, exchange, or other disposition by the Company of all or substantially all of its assets; provided, however, that if, in connection with such sale or other disposition, the Company receives a promissory note or notes evidencing all or a part of the purchase price of such property, the Company shall not be dissolved until such promissory note(s) is (are) satisfied, sold or otherwise disposed of, or

(b) the determination in writing by the Members that the Company shall be dissolved.

Section 14.2 *Winding Up.* If the Company is dissolved, then the Board shall proceed with dispatch and without any unnecessary delay to sell or otherwise liquidate all property of the Company. Any act or event (including the passage of time) causing a dissolution of the Company shall in no way affect the validity of, or shorten the term of, any lease, deed of trust, mortgage, contract or other obligation entered into by or on behalf of the Company.

Section 14.3 *Application of Assets in Winding Up.* In winding up the Company, after paying or making provision for payment of all of its liabilities and paying all other costs and expenses incurred in connection with winding up and terminating the Company, the Board shall

DS SS DS MM DS DB DS IS

distribute the remaining net proceeds and liquid assets among the Members in the manner specified in Section 5.1(b).

Section 14.4 *Negative Capital Accounts.* If, after the allocation of the Profit or Loss from a Terminating Capital Transaction pursuant to Section 5.3 or Section 5.4 and the distribution of the Capital Proceeds from the Terminating Capital Transaction among the Members and upon final liquidation of the Company, the Capital Account of any Member is negative, the Member shall not be obligated to restore the negative balance in its Capital Account.

Section 14.5 *Termination.* The Company shall terminate, except for the purpose of suits, other proceedings, and appropriate action as provided in the Act, when all of its assets shall have been disposed of and the net proceeds and liquid assets, after satisfaction of liabilities to Company creditors, shall have been distributed among the Members. As soon as practicable after the termination of the Company, the Board may cause a Statement of Termination to be filed with the Florida Department of State. With the consent of the Members, the Board shall have authority to distribute any Company property discovered after dissolution, convey real estate, and take such other action as may be necessary on behalf of and in the name of the Company.

ARTICLE XV
Amendments

This Agreement may be amended or modified by the Members with a Majority Vote of the Members.

ARTICLE XVI
Intentionally Omitted

ARTICLE XVII
Miscellaneous Provisions

Section 17.1 *Notices.* All notices, demands, consents, approvals or other communications (collectively, a "Notice") provided for in this Agreement or required by law shall be delivered personally by overnight delivery service (e.g., Federal Express or DHL) or private courier service or sent by facsimile transmission or sent by certified or registered mail, return receipt requested, first class postage prepaid, addressed to the Member at the address for Notices set forth opposite or beneath such Member's signature at the foot of this Agreement (or, in the case of a Person who becomes a Member after the Effective Date, at the address for Notices furnished by such Person to the Company at the time of his admission), unless Notice of a change of address is given to the Company and all Members pursuant to the provisions of this Section. Time periods shall commence on the date three (3) business days after the date of mailing of a Notice sent by mail, or on the date of receipt of a notice delivered by courier or on the date of receipt of a

DS SS DS MM DS DB DS IS

confirmed facsimile. Any Notice sent by mail which is required to be given within a stated period of time shall be considered timely if postmarked before midnight of the last day of such period. Notices given by counsel for any Member shall be deemed valid Notices if addressed and sent in accordance with the provisions of this Section.

Section 17.2 *Integration.* This Agreement sets forth all (and is intended by all parties hereto to be an integration of all) of the promises, agreements, conditions, understandings, warranties and representations among the parties hereto with respect to the Company, the Company business and the property of the Company, and there are no promises, agreements, conditions, understanding, warranties, or representations, oral or written, express or implied, among them other than as set forth herein.

Section 17.3 *Waiver of Provisions*. Any waiver of any terms and conditions hereof must be in writing and signed by the parties hereto. The waiver of any of the terms and conditions of this Agreement shall not be construed as a waiver of any other terms and conditions hereof.

Section 17.4 *Choice of Law and Venue*. This Agreement shall be governed by and construed according to the laws of the State of Florida, without giving effect to its choice of law principles. The parties agree that all actions and proceedings arising out of or relating directly or indirectly to this Agreement or any ancillary agreement or any other related obligations shall be litigated solely and exclusively in the state or federal courts located in Miami-Dade County, Florida, and that such courts are convenient forums. Each party hereby submits to the personal jurisdiction of such courts for purposes of any such actions or proceedings.

Section 17.5 *Severability*. The provisions of this Agreement shall be deemed severable, and if any portion shall be held invalid, illegal or unenforceable for any reason, the remainder of this Agreement shall be effective and binding upon the parties hereto.

Section 17.6 *Attorney Fee*. In a dispute related to this Agreement, the prevailing party shall have the right to collect from the other party its reasonable costs and necessary disbursements and attorney fees incurred in enforcing this Agreement.

Section 17.7 *Counterparts*. This Operating Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart

Section 17.8 *Binding Effect.* This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective spouses, heirs, executors, administrators, personal and legal representatives, successors and assigns.

[signatures on the following page]

DS SS DS MM DS DB DS IS

IN WITNESS WHEREOF, the undersigned, being all the initial Members of the Company, have signed this Agreement as of the day and year first above written.

WITNESS:

____
Name: _____________________

____
Name: _____________________

MEMBER:

DocuSigned by:
Martin Moresco
22F856B4E8B14C3...

Name: Martin Moresco
By: ______________________________
Title: Co-Founder - CEO
Capital Contribution: $240,000.-_____
Number of Units: 6,800,000_____
% of Initial Issue: 57%_________

____
Name: _____________________

____
Name: _____________________

DocuSigned by:
Diego Belbussi
52E750D2A67D4DD...

Name: Diego Belbussi
By: ______________________________
Title: Co-Funder - CGO
Capital Contribution: $180,000______
Number of Units: 2,400,000_____
% of Initial Issue: 20%_________

____
Name: _____________________

____
Name: _____________________

____
Name: _____________________

____
Name: _____________________

DocuSigned by:
Sebastian Sanchez
4685070457EF472...

Name: Sebastian P Sanchez
By: ______________________________
Title: Co-Founder - Non-Executive Member
Capital Contribution: $240,000______
Number of Units: 2,200,000_____
% of Initial Issue: 18%_________

EXHIBIT A

BOARD OF MANAGERS
(Initial)

MANAGER NAME   ADDRESS

Martin Moresco
DocuSigned by:
22F856B4E8B14C3...

Martin Moresco - CEO

Diego Belbussi
DocuSigned by:
52E750D2A67D4DD...

Diego Belbussi - CGO

Email: _____
Phone: _____

FIAT, ELECTED BY THE MEMBERS OF BLISS BEVERAGES, LLC

Sebastian Sanchez
Sebastian Sanchez (Sep 19, 2019)

Name: _____
Date:_____

Diego Belbussi
Diego Belbussi (Sep 27, 2019)

Name: _____
Date:_____

_____

Name: _____
Date:_____

4833-0272-8585, v. 11